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                                                                  EXHIBIT (a)(1)

                             HELLER FINANCIAL, INC.
                             500 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60661

August 3, 2001

Dear Stockholder:

    We are pleased to inform you that Heller Financial, Inc. ("Heller") has entered into a merger agreement with General Electric Capital Corporation ("GE Capital"), a wholly owned subsidiary of the General Electric Company, pursuant to which a wholly owned subsidiary of GE Capital has commenced a tender offer to purchase all of the outstanding shares of Heller's Class A and Class B Common Stock (the "Heller Common Stock") for $53.75 per share in cash. The tender offer is conditioned upon, among other things, clearance under applicable antitrust laws. Fuji America Holdings, Inc. ("Fuji"), a subsidiary of The Fuji Bank, Limited and the holder of all of Heller's Class B Common Stock (which represents approximately 52% of the outstanding shares of Heller Common Stock), has agreed to tender all of its shares of Class B Common Stock in the tender offer. The tender offer will be followed by a merger, in which each share of Heller Common Stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE GE CAPITAL OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF HELLER'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF HELLER COMMON STOCK ACCEPT THE GE CAPITAL OFFER AND TENDER THEIR SHARES OF HELLER COMMON STOCK IN THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. The Board of Directors has received the written opinions of the Company's financial advisors, Credit Suisse First Boston Corporation ("CSFB") and Lehman Brothers Inc. ("Lehman Brothers"), dated July 30, 2001, to the effect that, as of such date and based on and subject to matters stated in such opinions, the $53.75 per share cash consideration to be received by the holders of the Heller Class A Common Stock in the offer and the merger was fair, from a financial point of view, to such stockholders (other than Fuji and its affiliates). These opinions are included as Annex A and Annex B to the attached Schedule 14D-9. You should read the opinions carefully and in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB and Lehman Brothers in rendering their opinions.

    Enclosed are the GE Capital Offer to Purchase, dated August 3, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

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
Richard J. Almeida                     Frederick E. Wolfert

CHAIRMAN OF THE BOARD AND              PRESIDENT AND
CHIEF EXECUTIVE OFFICER                CHIEF OPERATING OFFICER
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